UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Turquoise Hill Resources Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

900435108
(CUSIP Number)

Kathlyne Kiaie c/o SailingStone Capital Partners LLC One California Street, 30th Floor San Francisco, California 94111 (415) 429-5178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☒.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
SailingStone Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
227,684,945

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
227,684,945

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,684,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAME OF REPORTING PERSON
SailingStone Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
227,684,945

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
227,684,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,684,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31%

14	TYPE OF REPORTING PERSON
HC

1	NAME OF REPORTING PERSON
MacKenzie B. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
227,684,945

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
227,684,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,684,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31%

14	TYPE OF REPORTING PERSON
HC; IN

1	NAME OF REPORTING PERSON
Kenneth L. Settles Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
227,684,945

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
227,684,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
227,684,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31%

14	TYPE OF REPORTING PERSON
HC; IN

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Shares (the “Shares”) of Turquoise Hill Resources Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 Granville Street, Suite 354, Vancouver, British Columbia V6C 1S4.

Item 2. Identity and Background.

This Statement on Schedule 13D is being jointly filed by: (i) SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (“SailingStone”); (ii) SailingStone Holdings LLC, a Delaware limited liability company (“SailingStone Holdings”), which is the general partner of SailingStone GP LP, which is a Delaware limited partnership that serves as managing member of SailingStone; (iii) MacKenzie B. Davis, a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Davis”) and (iv) Kenneth L. Settles Jr., a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Settles”). (SailingStone, SailingStone Holdings, Davis and Settles are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of certain of the Reporting Persons is set forth in Exhibit B which is attached hereto.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients.  SailingStone has purchased a total of 227,684,945 Shares in open-market purchases for an aggregate consideration of $732,938,185 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone’s available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Issuer on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5. Interest in Securities of the Issuer.

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 2,012,313,965 Shares of the Issuer outstanding.  As of January 31, 2018, the Reporting Persons collectively may be deemed to beneficially own 227,684,945 Shares, which represents 11.31% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) SailingStone:
227,684,945	Sole Voting and Sole Dispositive Power (1)	11.31%
(B) SailingStone Holdings:
227,684,945	Shared Voting and Shared Dispositive Power (2)	11.31%

(C) Davis:
227,684,945	Shared Voting and Shared Dispositive Power (3)	11.31%

(D) Settles:
227,684,945	Shared Voting and Shared Dispositive Power (4)	11.31%

____________________

(1)
Such Shares are owned by investment advisory clients of SailingStone.  By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares.  The economic interest in such Shares is held by such clients.

(2)
Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)
Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information regarding transactions in the Shares that have been effected by the Reporting Persons during the last sixty days are set forth in Exhibit C which is attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

None.

Item 7. Materials Filed as Exhibits.

The following exhibits are attached hereto:

Exhibit A - Joint Filing Agreement of the Reporting Persons

Exhibit B - Executive Officers and Control Persons of the Reporting Persons

Exhibit C - Transactions in Securities of the Issuer During the Past Sixty Days by the Reporting Persons

Exhibit D - Letter to the Board of Directors of the Issuer

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement on Schedule 13D is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

SailingStone Capital Partners LLC*

Date: February 1, 2018	By:	/s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC*

Date: February 1, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis*

Date: February 1, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.*

Date: February 1, 2018	By:	/s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the Shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A
Joint Filing Agreement Among
SailingStone Capital Partners LLC, SailingStone Holdings LLC,
MacKenzie B. Davis and Kenneth J. Settles Jr.

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis and Kenneth L. Settles Jr. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13D relating to their ownership of the Shares of the Issuer, and do hereby further agree that said Statement on Schedule 13D shall be filed on behalf of each of them.

SailingStone Capital Partners LLC

Date: February 1, 2018	By:	/s/ Kathlyne K. Kiaie
Name: Kathlyne K. Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC

Date: February 1, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis

Date: February 1, 2018	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.

Date: February 1, 2018	By:	/s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.

EXHIBIT B
OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  SailingStone Capital Partners LLC

SailingStone Capital Partners LLC is an investment adviser organized as a limited liability company under the laws of the State of Delaware. Its address is:

One California Street, 30th Floor San Francisco, California 94111

The officers of SailingStone Capital Partners LLC are:

Name	Title

Kathlyne K. Kiaie	Chief Compliance Officer
James E. Klescewski	Chief Financial Officer

SailingStone GP LP, a Delaware limited partnership, is the managing member of SailingStone Capital Partners LLC.  SailingStone Holdings LLC, a Delaware limited liability company is the general partner of SailingStone GP LP.  MacKenzie B. Davis and Kenneth L. Settles Jr. are the managing members of SailingStone Holdings LLC and are deemed to be control persons of SailingStone Capital Partners LLC.

B.  SailingStone Holdings LLC
SailingStone Holdings LLC is an entity organized under the laws of the State of Delaware.  Its address is:
One California Street, 30th Floor
 San Francisco, California 94111

MacKenzie B. Davis and Kenneth L. Settles Jr. are the managing members of SailingStone Holdings LLC and are deemed to be control persons of SailingStone Holdings LLC.

EXHIBIT C

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons during the last sixty days, except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Purchase	12/11/2017	180,240	$3.08
SailingStone	Sale	12/11/2017	129,100	$3.07
SailingStone	Sale	12/12/2017	1,365,700	$3.04
SailingStone	Sale	12/13/2017	950,000	$3.03
SailingStone	Purchase	12/13/2017	575,000	$3.03
SailingStone	Sale	12/14/2017	2,906,625	$3.10
SailingStone	Purchase	12/14/2017	1,015,869	$3.10
SailingStone	Sale	12/18/2017	600,000	$3.11
SailingStone	Sale	12/18/2017	2,675,000	$3.11
SailingStone	Sale	12/19/2017	700,000	$3.17
SailingStone	Sale	12/20/2017	400,000	$3.28
SailingStone	Sale	12/20/2017	88,413	$3.26
SailingStone	Sale	12/21/2017	423,112	$3.30
SailingStone	Sale	12/28/2017	337,000	$3.45
SailingStone	Sale	12/29/2017	50,080	$3.43
SailingStone	Sale	1/3/2018	460	$3.57
SailingStone	Sale	1/5/2018	195,630	$3.51
SailingStone	Purchase	1/19/2018	1,000,832	$3.32
SailingStone	Purchase	1/22/2018	600,000	$3.37
SailingStone	Purchase	1/23/2018	458,188	$3.30

EXHIBIT D

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

February 1, 2018

Board of Directors
c/o Company Secretary
Turquoise Hill Resources Ltd.
Suite 354 - 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4

Dear Members of the Board,

SailingStone Capital Partners (“SailingStone”), on behalf of its advisory clients, has been a patient, long-term owner of Turquoise Hill Resources (“TRQ” or “Turquoise Hill”), as we believe that Oyu Tolgoi (“OT”) is one of the most unique development projects in the world due to its size, grade profile and capital efficiency. We are pleased with the progress that has been made over the last few years in terms of the restart of underground development work, the execution of the project finance facility and the remarkable free cash flow stream generated by the open pit operations through the recent downturn in commodity prices. It’s clear that all stakeholders, including the government and citizens of Mongolia, are benefiting from the activity and investments being made at site. However, we remain concerned about corporate governance, given the potential for conflicts of interest which exist between Rio Tinto (“Rio”), your majority shareholder and the operator of Oyu Tolgoi, and the minority shareholders of Turquoise Hill. Specifically, we believe that basic corporate governance standards require an independent and informed management team and board of directors. These requirements are particularly acute given the unique relationship between TRQ and Rio, and yet today neither of these conditions is being met.

To be independent, management needs to be unconflicted, to have the freedom to build a staff capable of carrying out its business matters and to be compensated in a manner which creates strong alignment with long-term owners and other stakeholders. The current management team is comprised of seconded Rio Tinto executives, who operate without employment contracts from TRQ. Furthermore, TRQ management lacks the ability to hire new professionals, as all employment requests must be vetted and approved by Rio Tinto, even though it is Turquoise Hill who foots the bill. There are numerous examples that we are aware of in which reasonable requests for new hires have been refused by Rio Tinto. Finally, TRQ executives receive below-market cash compensation and, until recently, all of management’s long-term compensation has been paid in Rio Tinto stock, which is charged back to Turquoise Hill upon vesting. While we appreciate the recent change to the compensation plan, it doesn’t change the basic facts. This is a management team bound to Rio Tinto, with no job security, no ability to hire and, based on their tenure at Rio, likely far more leverage to Rio Tinto’s stock price than Turquoise Hill’s. Thus, the nature of this relationship virtually ensures that TRQ executives lack the structural independence necessary to manage for the benefit of all shareholders. To make matters worse, there has been limited disclosures of Turquoise Hill board members’ and executives’ economic exposure to TRQ or Rio Tinto, despite our repeated requests for this information. So, as shareholders we have no way to determine what, exactly, their incentives are.
In terms of being informed, TRQ independent directors and management are solely reliant on Rio Tinto for information. By extension, this means that anyone who is interested in learning about OT or TRQ is also solely reliant on what Rio Tinto will provide. The last four technical reports, which are the basis for publicly available data on the project, have been prepared by the same firm working in close coordination with Rio Tinto management and operations teams. To our knowledge, there has been no attempt to independently verify either the assumptions being used or the outputs, beyond the detailed audit and benchmarking analysis which SailingStone previously provided to the board. In addition, TRQ is regularly excluded from technical updates, including the most recent cost and timing review conducted by Rio Tinto. As a result, there is no way to determine how the project is progressing versus plan and what the capital spending is, independent of Rio Tinto. Our time on site leads us to believe that, in fact, the project may be under budget, which for most companies would be cause for celebration. Unfortunately, despite the existence of language in the 2010 Heads of Agreement (Schedule E, p 9) which specifically provides the minority shareholders with “reasonable access to the OT Project (including to all information, books, records and data) including for the purpose of…preparing technical reports; and carrying out such procedures as may be necessary in order for (Turquoise Hill) to comply fully with its disclosure and reporting obligations”, independent directors as well as TRQ management and staff often are not given full and unfettered access to data. As a result, it is difficult to provide the market with material updates unless the information is first pried from and then vetted by Rio Tinto internal processes. Rio is free to do what it likes with its own information, but should have no input on what is material to TRQ minority shareholders. That is best determined by an independent, incentivized management team and the independent directors.
Lastly, we are concerned that Turquoise Hill has no on-the-ground representation and no direct dialogue with the government of Mongolia, despite the fact that it is TRQ, and not Rio Tinto, that actually holds the license and permits to the project. The recent press release from Rio Tinto, highlighting the creation of its new office in Ulaanbaatar and announcing a re-commitment to Mongolia with no mention of or coordination with Turquoise Hill is explicit acknowledgement of Rio’s attitude towards minority shareholders. They simply don’t exist.
As the result of these concerns, and Rio Tinto’s repeated refusal to speak with SailingStone representatives despite numerous requests for meetings, including offering to fly to their London headquarters at Rio’s convenience, we ask that the board of directors consider the following:
1.
Conducting an independent technical report so that we can be certain that existing estimates of capital intensity and the development schedule are reasonable. Given the size and duration of this project, and the obvious potential conflicts of interest that exist between Rio Tinto and the minority shareholders, we believe that this decision is necessary to protect our multi-billion dollar investment.

2.
Creating a fully-staffed TRQ technical team who will have complete access to the OT project and will report back regularly to TRQ management and the independent directors. This would provide management and directors with the information necessary to determine what and when material updates should be made to the market, and could be the basis for more fruitful engagement with the host government.

3.
Implementing employment contracts for management and restructuring compensation plans to remove any real or perceived conflicts with Rio Tinto and to significantly improve alignment with TRQ shareholders. This could include increasing available cash compensation opportunities towards industry median levels, an increase in equity grants available to be earned based on specific performance targets and improved disclosure of managements’ and directors’ vested and unvested exposure to TRQ’s and Rio Tinto’s stock price.

As Turquoise Hill is a publicly traded company, and is not a subsidiary of Rio Tinto, it is critical that the board of directors and management team of TRQ be independent, informed and incented exclusively to generate long-term value for all TRQ shareholders.
We would like to meet with the board of directors to discuss solutions to these issues and the time frames to address them. We recognize that your schedules are busy, and stand ready to meet at your convenience. We look forward to your response.
Kind regards,

SAILINGSTONE CAPITAL PARTNERS LLC

        MacKenzie B. Davis                                                  James Bruce
        Managing Partner                                                      Partner